UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA announces changes to its Board of Directors

Mr. Paulo Sergio Caputo will join the Board, replacing Mr. Carlos Testolini

São Paulo, December 28, 2022 – Zenvia Inc. (NASDAQ: ZENV) (the “Company”), the leading cloud-based CX platform in Latin America, empowering companies to transform their customer journeys, today announced changes to its the Board of Directors. Mr. Carlos Henrique Testolini will leave his role as a board member at the end of the year and will be replaced by Mr. Paulo Sergio Caputo. Mr. Caputo’s tenure will be effective as of January 1st, 2023, and Oria Capital remains with three members on Zenvia’s board.

Cassio Bobsin, Zenvia’s Chairman and CEO, stated: "We are pleased to welcome Paulo to our Board of Directors at a very important time in the maturation of our company into a SaaS business. Paulo is an experienced partner who has served as board member of several tech companies, and is also very well-versed in M&A, business strategy, start-ups, and Enterprise Resource Planning (ERP), issues that are key to the business dynamics in companies such as ours. We are looking forward to his insightful contributions to our Board."

Paulo Sergio Caputo is a founding partner of Oria Capital, and is primarily responsible for investments and the operational performance of Oria funds’ portfolio companies. He served as board member of CSU Digital from 2016 to 2022, of TOTVS from 2018 to 2020, and was also the chairman of the board of Bematech from 2013 to 2015. Prior to founding Oria, Mr. Caputo was a partner of DLM Invista from 2009 to 2015, served as vice-president at TOTVS, Business Development Officer at Datasul and Executive Manager at Grupo RBS. Mr. Caputo holds a degree in Law from the University of São Paulo, and started his career as a lawyer at Machado Meyer Advogados.

Zenvia would also like to thank Mr. Testolini for his contributions and dedication to the Company for the last year.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 28, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer